FORM 5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).
☐ Form 3 Holdings Reported
☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

1. Name and Address of Reporting Person **Davis, K. Michael** (Last) (First) (Middle) **FPL Group, Inc.** **9250 West Flagler Street** (Street) **Miami, FL 33174** (City) (State) (Zip)	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner **X** Officer (give title below) ☐ Other (specify below) (1)
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **December 31, 2002**
	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (Check Applicable Line) **X** Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D) Amount	A or D	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Common Stock	- -	- -	- -	- -	- -	- -	**4,285.1352**	**I**	**By Thrift Plans Trust**
Common Stock	(2)	- -	**J**	**65.395**	**A**	(2)	**1,631.487**	**I**	**By Wife**
Common Stock	(2)	- -	**J**	**330.494**	**A**	(2)			
Common Stock	**2/11/02**	- -	**A** (3)	**4,000**	**A**	- -			
Common Stock	**2/11/02**	- -	**A** (4)	**1,529**	**A**	- -			
Common Stock	**2/11/02**	- -	**F** (5)	**612**	**D**	**$51.75**	**14,366.818** (6)	**D**	

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)												
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
					A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Shares	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	**480 [7]**	**D**	
Employee Stock Option (Right to Buy)	**$52.64**	**2/11/02**	– –	**A**	**7,500**		[8]	**2/11/12**	**Common Stock**	**7,500**		**7,500**	**D**	

Explanation of Responses:

(1) Controller and Chief Accounting Officer of FPL Group, Inc.; Vice President, Accounting, Controller and Chief Accounting Officer of Florida Power & Light Company (subsidiary of Issuer).

(2) Reinvestment of dividends under FPL Group, Inc. Dividend Reinvestment and Common Share Purchase Plan from 1/01/02 to 12/31/02 at prices ranging from $46.30 to $64.91, exempt under Rule 16a-11.

(3) Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(4) Acquired in settlement of performance share awards (which were not derivative securities) under Amended and Restated Long Term Incentive Plan of Issuer, exempt under Rule 16b-3.

(5) Shares of stock withheld by Issuer to satisfy tax withholding obligation on shares acquired on February 11, 2002 in settlement of performance share awards.

(6) Receipt of 5,184 shares deferred until Mr. Davis' retirement.

(7) Phantom shares credited to a Supplemental Matching Contribution Account for the reporting person pursuant to the FPL Group, Inc. Supplemental Executive Retirement Plan. Phantom shares represent the number of phantom shares of FPL Group, Inc. Common Stock credited to the reporting person if the phantom shares had been invested in FPL Group's company stock fund in its Thrift Plan to date. Includes cash dividends that would be payable on the phantom shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the phantom shares. This filing is not an admission that the phantom shares are derivative securities.

(8) The Option shall vest as to 2,500 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE — Signature of Reporting Person

January 27, 2003 — Date